TYME TECHNOLOGIES, INC.

44 Wall Street, 12th Floor

New York, NY 10005

(646) 205-1603

VIA EDGAR

August 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyme Technologies, Inc.
Registration Statement on Form S-3
File No. 333-211489

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tyme Technologies, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 16, 2017, at 5:00 p.m. Eastern Time or as soon thereafter as is practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Drinker Biddle & Reath LLP, by calling Brian J. Lynch at (215) 988-1119.

[Signature page follows.]

If you have any questions regarding this request, please contact Brian J. Lynch of Drinker Biddle & Reath LLP at (215) 988-1119.

Sincerely,

TYME TECHNOLOGIES, INC.

By:	/s/Steve Hoffman
Steve Hoffman
Chief Executive Officer

cc: via email

Brian J. Lynch

Drinker Biddle & Reath LLP

[Signature Page to Tyme Technologies, Inc. Acceleration Request]